Form 425

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The slides below form part of a presentation given by The
Thomson Corporation on February 7, 2008 at 8:30 a.m. ET. The filing of these slides under Rule 425 shall not be deemed an
acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation, in particular the discussion of the proposed acquisition of Reuters Group PLC, includes forward-looking statements.  These statements are based on certain assumptions and reflect Thomson’s current expectations.  Forward-looking statements also include statements about Thomson’s beliefs and expectations related to its anticipated run-rate savings and costs related to THOMSONplus as well as the timing for the achievement of savings from the program, and its beliefs that the Reuters acquisition will be approved and close early in the second quarter. While Thomson believes that the proposed transaction with Reuters Group PLC will be approved by antitrust/competition authorities, there can be no assurance that the required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose.  All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  These risks and uncertainties include the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; and the diversion of management time on transaction-related issues.  Some of the other factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions and divestitures; failure to develop additional products and services to meet customers’ needs, attract new customers or expand into new geographic markets; and changes in the general economy. Additional factors are discussed in Thomson’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson’s latest annual information form, which is also contained in its most recent annual report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC).  Any forward-looking statements made by or on behalf of Thomson speak only as of the date they are made.  Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities.  Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC.  Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information.  Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson.  These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, USA.  For further information about the public reference room, call the SEC at +1 800-732-0330.

Fourth-Quarter and Full-Year 2007 Results February 7, 2008

Special Note CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS This presentation, in particular the discussion of the proposed acquisition of Reuters Group PLC, includes forward-looking statements. These statements are based on certain assumptions and reflect Thomson’s current expectations. Forward-looking statements also include statements about Thomson’s beliefs and expectations related to its anticipated run-rate savings and costs related to THOMSONplus as well as the timing for the achievement of savings from the program, and its beliefs that the Reuters acquisition will be approv ed and close early in the second quarter. While Thomson believes that the proposed transaction with Reuters Group PLC will be approv ed by antitrust/competition authorities, there can be no assurance that the required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; and the diversion of management time on transaction-related issues. Some of the other factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipate benefits from acquisitions and divestitures; failure to develop additional products and services to meet customers’ needs, attract new customers or expand into new geographic markets; and changes in the general economy. Additional factors are discussed in Thomson’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson’s latest annual information form, which is also contained in its most recent annual report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson speak only as of the date they are made. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation. ADDITIONAL INFORMATION This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, USA. For further information about the public reference room, call the SEC at +1 800-732-0330. NON-GAAP FINANCIAL MEASURES This presentation contains disclosures of certain non-GAAP financial measures. Please see the “Investor Relations” section of our website, www.thomson.com, for a reconciliation of each of these measures to the most directly comparable GAAP financial measure. You can also find some GAAP reconciliations in the tables attached to our earnings release dated February 7, 2008, which is also available on the Thomson website.

Strong Operating Performance Strategic repositioning of portfolio through: – Sale of Learning – Proposed acquisition of Reuters 10% dividend increase – 3rd consecutive year of double-digit dividend growth 2007 – A Milestone Year

Thomson in 2008 Stronger business portfolio Stronger competitive position More diversified revenue stream Enhanced solutions / product offerings Robust electronic platforms provide stability & flexibility Increasingly signing multi-year / enterprise-wide contracts Stronger customer relationships

Thomson Reuters – Looking Ahead

Thomson Reuters Combination that will: Achieve benefits of size & scale Capitalize on Reuters global footprint Leverage well-established positions in North America, Europe & Asia across the company Deliver high-end, critical information & decision support tools improving customer productivity Generate significant FCF & shareholder value At the center of business & commercial enterprise dealings every day

Summary 2007 – A signature year State-of-the-Company is strong Well positioned to capitalize on opportunities ahead

Thomson Reuters – Transaction Update

Thomson Reuters Transaction Update U.S. Department of Justice timing aligned with European Commission High degree of confidence acquisition will receive clearance Expect transaction to close early in the second quarter of 2008 Integration planning efforts proceeding on course

Questions & Answers February 7, 2008